ULTRA SERIES FUND
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010

November 16, 2012

BY EDGAR

Mr. Jason Fox
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           Ultra Series Fund (the “Trust”) (SEC File Nos. 002-87775; 811-04815)

Dear Mr. Fox:

The following serves to respond to comments received from you on November 14, 2012 regarding the Trust’s (i) Form N-CSR filing for the period ended December 31, 2011, and (ii) Form N-PX filing for the period ended June 30, 2012.

Form N-CSR Comments

1.	Comment: The first few pages of the printed 2011 Annual Report were not filed via EDGAR.

Response:  In future filings, we will ensure that all pages of the applicable report are filed via EDGAR.

2.	Comment: In footnote no. 1 of management’s discussion and analysis of performance, please include a website link to the Trust’s website where investors can obtain updated performance information.

Response:  We will include this website link in future reports.

3.	Comment: In the Bond Fund’s Schedule of Portfolio Investments, please supplementally provide additional clarification regarding footnote (a).

Response:   We intend to change this footnote in future filings, as we believe it can be simplified by stating that the security in question is a stepped rate security.  Along with this revised notation, we will indicate the date as of which the rate is shown.

Form N-PX Comments

1.	Comment: The Form N-PX is required to be signed by the Trust’s principal executive officer (not by the Trust’s chief compliance officer).

Response:  In future filings of this report, we will ensure that the correct officer signs these reports.

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Please contact me at the telephone number listed above should you have further comments or questions.

Respectfully submitted,

/s/ Pamela M. Krill

Pamela M. Krill
General Counsel and Chief Legal Officer